FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of **November 2008**
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY A DIRECTOR

In compliance with paragraph 3.63 of the Listings Requirements of JSE Limited
("the Listings Requirements") we hereby advise that for financial planning purposes Mr.
D Roets, a director of GFL Mining Services Limited, a wholly owned subsidiary of Gold
Fields, has sold shares pursuant to the exercise of options which had been issued to him.
Details of the transaction are set out below:

Nature of   : Sale pursuant to the exercise of options
Transaction
Transaction Date : 28 November 2008
Number of Shares : 5 000
Class of Security : Ordinary shares
Price per Share   : R84.64
Total Value   : R423 200.00
Option Strike Price: R63.65
Option Strike Date: 23 May 2005
Vesting Period   : A third of the total share option grant vests upon the second, third
                       and fourth anniversaries of the grant date. Share options expire 7
                       years from the grant date.
Nature of interest : Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements prior clearance for Mr. D Roets
to deal in the above securities has been obtained from the Chairman of the Board of GFL
Mining Services Limited.

1 December 2008
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 1 December 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs